MANAGEMENT’S DISCUSSION AND ANALYSIS

Description of Business, Operations and Financial Condition

The following information, prepared as of March 24, 2004, should be read in conjunction with the audited consolidated financial statements for the six months ended December 31, 2003 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

Viceroy Exploration Ltd. (the Company) was incorporated on March 31, 2003 under the British Columbia Company Act. In June 2003, the Company acquired Oro Belle Resources Corporation, including its portfolio of exploration properties in Argentina, in exchange for 13,800,000 common shares.

The business objective of the Company is the further exploration of the Argentinean properties with primary focus on the Gualcamayo Project for which drilling data summarized prior to acquisition estimates an indicated resource of 480,000 oz Au (12.7 million tonnes @ 1.17 g/t) with an additional inferred resource of 734,000 oz Au (22.5 million tones @ 1.02 g/t). In the six months ended December 31, 2003, the Company has carried out systematic mapping and sampling in preparation for a planned drilling program in the spring of 2004.

The Company commenced trading on the TSX Venture Exchange as a Tier 1 company on November 14, 2003.

In November 2003 a $2.1 million private placement was completed to provide general working capital and funding to advance the properties, in particular the Gualcamayo Project.

On December 2, 2003, the Company completed the acquisition of Consolidated Trillion Resources Ltd. (Trillion) by way of statutory plan of arrangement resulting in the Company issuing 6,471,158 common shares and acquiring net assets with an estimated fair value of approximately $3.0 million including cash of $2.8 million.

In December 2003, Patrick Downey was appointed President and Chief Executive Officer of the Company. Mr Downey was previously President and CEO of Trillion. Ronald Netolitzky continues as the Company’s Chairman.

In December 2003, the Company changed its fiscal year end from June 30 to December 31 effective December 31, 2003. Hence, the comparative periods are March 31, 2003 to June 30, 2003 and July 1, 2003 to December 31, 2003.

Working capital of the Company at December 31, 2003 is $4.7 million and in February 2004 cash of $2.5 million was received on exercise of warrants.

Selected Annual Information

	Fiscal period	Fiscal period
	July 1 to December 31, 2003	March 31(1) to June 30, 2003

Total revenues	$-	$-
Loss	1,436,596	10,813
Loss – per share	0.10	0.00
Total assets	11,324,275	6,572,056
Exploration property expenditures	353,424	-
(1) March 31, 2003 – date of incorporation

Results of Operations

Operations for the six months ended December 31, 2003 as compared to the period March 31, 2003 (date of incorporation) to June 30, 2003 are as follows:

The Company had a loss of $1,436,596 ($0.10 per share) for the six month period ended December 31, 2003. For the three months ended June 30, 2003 the Company had a loss of $10,813.

General and administrative expenses for the six months were $1,433,285. The main costs during the six months ended December 31, 2003 were in the stock based compensation to directors, employees and consultants. The Company recorded stock based compensation of $1,027,680 for stock options granted to employees and directors during the current period. This is due to the Company applying the newly mandated fair value method of accounting for stock options granted to officers, directors and employees on a prospective basis. The remaining costs were for fees associated with the TSX-Venture listing application and general increase in activity. Consulting fees included stock based compensation of $89,400, also based on the fair value method of accounting, and fees of $7,500 per month paid to a related party for management services effective July 1, 2003. Administrative, corporate service and rent expenditures of $55,000 were paid to a company that is related by virtue of common directors and officers for general administrative, accounting and corporate services and office space.

A fair value of $75,680 was attributed to the warrants issued as brokers’ commissions pursuant to the private placement completed in November 2003.

The assets were acquired on June 30, 2003 and accordingly there were limited operations prior to this date.

While the Company has obtained a title opinion and diligently investigated title, title to and the area of exploration properties may be disputed. The Argentine properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Liquidity and Capital Resources

The Company is in the mineral exploration business and is exposed to a number of risks and uncertainties inherent to that industry. This activity is capital intensive at all stages and subject to fluctuations in the prices of the commodities being sought, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue other than interest income and relies primarily on equity financings to fund exploration and administrative activities.

As a result of the private placement and arrangement with Trillion, the Company had a working capital position of $4,720,169 as at December 31, 2003. This working capital and the $2.5 million received pursuant to the warrant exercise in February 2004 are considered sufficient for administrative overhead, property maintenance requirements and currently planned exploration expenditures of $2.0 million for at least the next 18 months. Dependent on results from the currently planned programs, exploration activity and expenditures could increase significantly thereby reducing this length of time. Thereafter, funds would have to be raised to continue the business of the Company and there is no assurance that the Company will be successful in securing such funding.

The Company’s current contractual obligations include a three year and five month lease effective February 15, 2004 for its offices in Vancouver at a minimum of $30,000 (base rent) per year with payment commencing on August 1, 2004.

Summary of Quarterly Results

	Deferred			Loss
	Exploration			per Common
	Expenditures	Revenue	Loss	Share(1)

Three months ended December 31, 2003	$229,013	$-	$1,115,064	$0.067

Three Months Ended September 30, 2003	124,411	-	321,532	0.002

Three months ended June 30,2003	-	-	10,813	0.000

(1) Basic and fully diluted.

As the Company was incorporated on March 31, 2003, there were no previous quarters.

During the three month period ended December 31, 2003 the increase in the loss is primarily due to stock based compensation to directors, employees and consultants of $867,080 compared to $250,000 for the three months ended September 30, 2003. This is due to the Company electing to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis.

Transactions with Related Parties

In November 2003, directors and officers of the Company subscribed for 420,000 units of a private placement of 4,200,000 units at $0.50 each consisting of one common share and one warrant entitling the holder to purchase one additional share for a price $0.60 for a period of three years. In February 2004 all warrants were exercised.

From June 2003 to February 2004, Quest Management Corporation (“QMC”) provided operating space and administrative services to the Company at a cost of $5,000 per month. Messrs. Netolitzky, Black and Halvorson are directors and Ms. Susan Neale is CFO of both the Company and Quest Capital Corp., the parent company of QMC. The agreement was terminated February 27, 2004.

Mr. David Black, a director, is associate counsel at DuMoulin Black, the Company’s legal advisors. The Company paid DuMoulin Black $74,826 during the six months ended December 31, 2003.

Changes in Accounting Policies including Initial Adoption

During the six months ended December 31, 2003, the Company adopted a stock option plan and granted stock options to directors, officers, and employees and has elected to apply the fair value method of accounting for stock options granted on a prospective basis effective July 1, 2003.

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)	Deferred exploration properties are as follows:

					Las
	Gualcamayo	Salamanca	Las Flechas	Evelina	Carachas	Total

Balance-June 30, 2003	$-	$-	$-	$-	$-	$-
Acquisition costs	5,255,808	260,187	200,000	200,000	100,000	5,985,695
Geologists	122,753	-	-	-	-	122,753
Field support	83,898	-	-	-	-	83,898
Administrative & office support	59,790	-	-	-	-	59.790
Assays	38,940	-	-	-	-	38,940
Mining taxes	27,944	-	-	-	-	27,944
Water samples	3,979	-	-	-	-	3,979
Road Maintenance	3,637	-	-	-	-	3,637
Value added tax	12,483	-	-	-	-	12,483
Change in the period	353.424	-	-	-	-	353,424
Balance-December 31, 2003	5,609,232	260,187	200,000	200,000	100,000	6,369,419

Outstanding Share Data

(a)	Authorized Capital

100,000,000 common shares without par value 100,000,000 first preferred shares 100,000,000 second preferred shares

(b)	Number and Recorded Value for Shares Issued and Outstanding – December 31, 2003

24,471,158 common shares issued and outstanding with a recorded value of $11,284,526

(c)	Outstanding Options and Warrants – December 31, 2003

Number of Options	Exercise Price	Expiry Date
500,000	0.50	Sep 12/08
200,000	0.50	Dec 2/04
200,000	1.06	Oct 7/08
241,500	0.39	Dec 2/04(1)
52,500	0.39	Feb 12/05(1)
10,500	0.39	Feb 26/05(1)
35,000	0.39	Sep 11/08(1)
800,000	1.25	Dec 3/08

Number of Warrants	Exercise Price	Expiry Date
4,200,000	0.60	Feb 16/04(2)
350,000	0.60	Nov 18/04

	(1)	Stock options rolled over pursuant to the Arrangement with Consolidated Trillion Resources Ltd.

	(2)	Exercised in February 2004

(d)	Shares in Escrow or Pooling Agreements – December 31, 2003

None

Other Information

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s website www.viceroyexploration.com